Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FIRST QUARTER 2019 RESULTS

•                  Revenue of $1.14 billion includes significant increase in global gaming unit shipments and continued growth in global lottery same-store revenue

•                  Operating income of $178 million; adjusted EBITDA of $417 million, stable at constant currency on strong Italy and North America Lottery results

•                  Maintaining full-year adjusted EBITDA outlook

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — May 20, 2019 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2019. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the first quarter results; access details are provided below.

“Our first quarter results confirm the consistent growth profile of our global lottery business and the progress we’ve made in sales of gaming machines, where global unit shipments increased 20%,” said Marco Sala, CEO of IGT. “The results of our Italy operations are also noteworthy, with further growth in lottery and resilient machine gaming performance. As we look to the future, our focus remains on improving revenue and profits from gaming activities, innovating with new lottery games and technologies, and pursuing emerging growth opportunities.”

“First quarter revenue and adjusted EBITDA were stable at constant currency, thanks to important contributions from our Italy and North America Lottery segments,” said Alberto Fornaro, CFO of IGT. “Operating expenses were well controlled, our financial condition is solid, and we are maintaining our financial outlook for the year.”

Overview of Consolidated First Quarter 2019 Results

				Constant
	Quarter Ended		Y/Y	Currency
	March 31,		Change	Change
(In $ millions, unless otherwise noted)	2019	2018	(%)	(%)

Revenue	1,145	1,207	-5%	-1%
Operating income	178	197	-10%	-4%
Net income/(loss) per diluted share	$0.20	$(0.51)	NM
Adjusted EBITDA	417	436	-4%	0%
Adjusted operating income	230	251	-8%	-4%
Adjusted net income per diluted share	$0.12	$0.15	-20%
Net debt	7,714	7,525	3%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Consolidated revenue of $1.14 billion, stable at constant currency

•                  20% increase in global gaming machine unit shipments

•                  Stable lottery revenue

•                  Offset by increased gaming machine taxes in Italy and lower gaming systems sales

Adjusted EBITDA of $417 million, stable at constant currency

•                  Strong Italy and North America Lottery performance

•                  Selling, general and administrative expenses and research and development costs better than the prior-year period despite higher legal costs

Adjusted operating income was $230 million, down 4% at constant currency

•                  Higher depreciation associated with upgrading the gaming installed base and lottery contract wins and extensions

Interest expense, net was $103 million compared to $107 million in the prior-year quarter

Provision for income taxes was $53 million compared to $61 million in the prior-year period

Net income attributable to IGT was $40 million in the quarter; adjusted net income attributable to IGT was $24 million

Net income per diluted share of $0.20; adjusted net income per diluted share of $0.12

Net debt of $7.71 billion, down from $7.76 billion at December 31, 2018

Operating Segment Review

North America Gaming & Interactive

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘19	Q1 ‘18	FX	Period Ended March 31	Q1 ‘19	Q1 ‘18	Change
Gaming
Total revenue	239	243	-2%	Installed base units (end of period)
Gaming services	155	154	1%	Casino	22,713	23,183	-2.0%
Terminal	100	105	-5%
Other	55	49	13%	Machine units shipped
Product sales	84	89	-6%	New/expansion	1,482	1,024	44.7%
Terminal	63	50	28%	Replacement	2,544	2,692	-5.5%
Other	21	40	-47%	Total machines shipped	4,026	3,716	8.3%

Other
Total revenue	1	0	NM
Service revenue	1	0	NM

Total
Revenue	240	244	-1%
Operating income	49	57	-20%

Revenue of $240 million, stable with the prior year at constant currency

•                  Gaming service revenue of $155 million, stable compared to the prior year

•                  Terminal service revenue reflects decline in installed base and lower average yields due to product mix

•                  Increase in other service revenue from a large, multi-year poker contract

•                  Product sales revenue of $84 million

•                  Strong 28% increase in terminal revenue at constant currency resulting from 8% increase in gaming machine units shipped at higher average selling prices

•                  Current quarter new/expansion units include shipments to Encore Boston Harbor

•                  Replacement units declined slightly due to fewer VLT unit shipments

•                  Decline in other product sales revenue driven by comparison with exceptionally high sales of systems in the prior year

Operating income of $49 million compared to $57 million in the prior-year quarter

•                  Higher depreciation related to upgrading the installed base

•                  Lower sales of high-margin systems

•                  Stable operating expenses

North America Lottery

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘19	Q1 ‘18	FX	Period Ended March 31	Q1 ‘19	Q1 ‘18	Change
Gaming
Total revenue	41	38	10%	Installed base units (end of period)
Gaming services	41	38	9%	VLT - Government sponsored	14,799	15,101	-2.0%
Terminal	25	25	2%
Other	16	13	22%	Lottery same-store revenue growth
Product sales	0	0	0%	Instant ticket & draw games			5.2%
				Multistate jackpots			-9.3%
Lottery				Total lottery same-store revenue growth			2.8%
Total revenue	255	257	-1%
Lottery services	241	241	0%
FMC	209	205	2%
Instant ticket & draw games	170	176	-4%
Other services	39	29	34%
LMA	32	36	-10%
Product sales	14	16	-12%

Total
Revenue	296	295	0%
Operating income	76	76	0%

Revenue of $296 million, stable with the prior-year period

•                  Lottery service revenue of $241 million, in line with the prior year

•                  Overall same-store revenue growth driven by instant ticket and draw games; difficult comparison with elevated jackpot activity in the prior year

•                  Recovery of certain service level agreement provisions incurred previously, partially offset by lower revenue in Illinois

•                  LMA impacted by timing of pass-through revenue with no associated profit

•                  Lottery product sales revenue of $14 million

•                  Large Massachusetts retailer terminal sales in the prior year

•                  Gaming service revenue of $41 million

•                  Growth from interactive jackpot game in Canada

Operating income of $76 million, stable with the prior-year period

•                  Service level agreement recoveries and disciplined cost control offset higher profit flow-through from elevated jackpot activity in prior year

•                  Despite increased depreciation related to contract wins and extensions

International

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘19	Q1 ‘18	FX	Period Ended March 31	Q1 ‘19	Q1 ‘18	Change
Gaming
Total revenue	81	91	-5%	Installed base units (end of period)
Gaming services	30	40	-15%	Casino	10,666	12,917	-17.4%
Terminal	12	14	-1%	VLT - Government sponsored	4,419	2,937	50.5%
Other	18	25	-23%	Total installed base units	15,085	15,854	-4.9%
Product sales	51	51	4%
Terminal	35	30	22%	Machine units shipped
Other	15	21	-22%	New/expansion	382	91	319.8%
				Replacement	2,593	2,021	28.3%
Lottery				Total machines shipped	2,975	2,112	40.9%
Total revenue	74	74	5%
Lottery services	70	72	3%	Lottery same-store revenue growth
FMC	70	72	3%	Instant ticket & draw games			3.4%
Instant ticket & draw games	56	57	4%	Multistate jackpots			8.2%
Other services	14	15	-4%	Total lottery same-store revenue growth			3.7%
Product sales	4	3	76%

Other
Total revenue	17	19	-4%
Service revenue	17	19	-4%
Product sales	0	0	-31%

Total
Revenue	172	184	-1%
Operating income	14	22	-22%

Revenue of $172 million, stable with the prior year at constant currency

•                  Lottery service revenue of $70 million, up 3% at constant currency

•                  3.7% same-store revenue growth with broad-based expansion across games and geographies

•                  Gaming service revenue was $30 million compared to $40 million in the prior year

•                  Lower interactive revenue and reduced contribution from installed base

•                  Decline in installed base year-over-year due to large conversions in the prior year, partially offset by continued expansion of Greece VLTs; sequential increase in the installed base

•                  Gaming product sales revenue of $51 million, up 4% at constant currency

•                  22% rise in terminal revenue with growth in both new/expansion and replacement units partially offset by lower ASPs

•                  Decline in other product sales revenue primarily driven by higher system sales in the prior year

Operating income of $14 million

•                  Includes $5 million settlement cost associated with lottery contract

•                  Large, high-margin system sale in the prior year

Italy

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘19	Q1 ‘18	FX	Period Ended March 31	Q1 ‘19	Q1 ‘18	Change
				(In € millions, except machines)
Gaming
Total revenue	153	191	-13%	Lottery
Gaming services	153	190	-13%	Lotto wagers	2,142	2,034	5.3%
Terminal	137	172	-14%	10eLotto	1,544	1,451	6.4%
Other	16	18	-4%	Core	501	504	-0.4%
Product sales	0	0	0%	Late numbers	47	45	2.7%
				MillionDAY	50	34	45.8%
Lottery
Total revenue	204	214	3%	Scratch & Win wagers	2,386	2,408	-0.9%
Lottery services	204	214	3%
FMC	204	214	3%	Italy lottery revenue growth			3.2%
Instant ticket & draw games	252	266	3%
Other services	(49)	(52)	0%	Gaming
Product sales	0	0	0%	Installed base (end of period)
				VLT - Operator (B2C)	10,995	10,931	0.6%
Other				VLT - Supplier (B2B)	7,847	8,425	-6.9%
Total revenue	80	79	9%	AWP	40,746	51,315	-20.6%
Service revenue	80	79	9%	Total installed base	59,588	70,671	-15.7%
Product sales	0	0	0%
				Wagers
Total				VLT - Operator (B2C)	1,503	1,441	4.3%
Revenue	437	483	-2%	AWP	939	955	-1.6%
Operating income	147	147	9%	Interactive wagers (gaming)	489	493	-0.6%

				Other
				Sports betting wagers (1)	274	246	11.1%
				Sports betting payout (%) (1)	83.3%	81.2%	2.1 pp

				(1) Includes virtual wagers and pools & horses

Revenue of $437 million compared to $483 million, down 2% at constant currency

•                  Lottery service revenue of $204 million, up 3% at constant currency

•                  Lotto wagers up 5.3% on steady growth in 10eLotto

•                  Scratch & Win wagers reflect one fewer day of sales year-over-year; exceptional performance from the Multiplier family of games against the successful Miliardario relaunch in the prior year

•                  Gaming service revenue was $153 million compared to $190 million in the prior year, down 13% at constant currency

•                  Increased taxes on AWP and VLT machines

•                  Improved productivity of gaming machines; 21% decline in AWP units results in less than 2% reduction in wagers

•                  Other service revenue includes pass-through revenue related to new commercial services offer

Operating income up 9% at constant currency to $147 million

•                  High profit flow-through on growth in Lotto wagers

•                  Beneficial shift in timing of expenses

•                  Despite increased taxes on gaming machines

Other Developments

The Company’s Board of Directors declared a quarterly cash dividend of $0.20 per ordinary share

•                  Record date of June 3, 2019

•                  Payment date of June 17, 2019

Outlook

Outlook unchanged

•                  2019 adjusted EBITDA $1.70 - $1.76 billion

•                  Capital expenditures of $450 - $550 million

•                  Assumes a EUR/USD exchange rate of 1.15

Conference Call and Webcast

May 20, 2019, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 2599793

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 2599793

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	March 31,
	2019	2018

Service revenue	991,031	1,046,951
Product sales	153,885	160,005
Total revenue	1,144,916	1,206,956

Cost of services	595,327	618,058
Cost of product sales	100,185	103,351
Selling, general and administrative	205,134	217,289
Research and development	66,118	71,263
Total operating expenses	966,764	1,009,961

Operating income	178,152	196,995

Interest expense, net	(103,069)	(107,280)
Foreign exchange gain (loss), net	58,602	(96,695)
Other (expense) income, net	(498)	2,981
Total non-operating expenses	(44,965)	(200,994)

Income (loss) before provision for income taxes	133,187	(3,999)

Provision for income taxes	52,692	60,505

Net income (loss)	80,495	(64,504)

Less: Net income attributable to non-controlling interests	40,241	38,642

Net income (loss) attributable to IGT PLC	40,254	(103,146)

Net income (loss) attributable to IGT PLC per common share - basic	0.20	(0.51)
Net income (loss) attributable to IGT PLC per common share - diluted	0.20	(0.51)

Weighted-average shares - basic	204,300	203,597
Weighted-average shares - diluted	204,742	203,597

International Game Technology PLC

Consolidated Balance Sheets

($ thousands)

Unaudited

	March 31,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	290,359	250,669
Restricted cash and cash equivalents	245,235	261,108
Trade and other receivables, net	934,219	949,085
Inventories	294,791	282,698
Other current assets	528,581	504,061
Income taxes receivable	35,911	39,075
Total current assets	2,329,096	2,286,696
Systems, equipment and other assets related to contracts, net	1,356,294	1,404,426
Property, plant and equipment, net	143,272	185,349
Operating lease right-of-use-assets	372,619	—
Goodwill	5,563,630	5,580,227
Intangible assets, net	1,995,618	2,044,723
Other non-current assets	2,052,822	2,108,964
Deferred income taxes	34,405	38,117
Total non-current assets	11,518,660	11,361,806
Total assets	13,847,756	13,648,502

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,083,965	1,142,371
Other current liabilities	916,564	816,722
Current portion of long-term debt	1,280,928	—
Short-term borrowings	67,969	34,822
Income taxes payable	36,717	8,209
Total current liabilities	3,386,143	2,002,124
Long-term debt, less current portion	6,655,020	7,977,267
Deferred income taxes	439,828	446,083
Income taxes payable	25,654	25,654
Operating lease liabilities	336,658	—
Other non-current liabilities	379,491	445,445
Total non-current liabilities	7,836,651	8,894,449
Total liabilities	11,222,794	10,896,573
Commitments and contingencies
Shareholders’ equity	2,624,962	2,751,929
Total liabilities and shareholders’ equity	13,847,756	13,648,502

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the three months ended
	March 31,
	2019	2018
Cash flows from operating activities
Net income (loss)	80,495	(64,504)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	105,331	98,087
Amortization	68,084	68,392
Service revenue amortization	52,289	56,650
Stock-based compensation expense	9,590	14,178
Debt issuance cost amortization	5,783	6,099
Deferred income taxes	267	(22,914)
Foreign exchange (gain) loss, net	(58,602)	96,695
Other non-cash costs, net	8,192	5,529
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	24,145	11,968
Inventories	(20,448)	(11,657)
Accounts payable	(27,817)	(35,545)
Other assets and liabilities	(100,695)	(145,768)
Net cash provided by operating activities	146,614	77,210

Cash flows from investing activities
Capital expenditures	(119,185)	(134,661)
Proceeds from sale of assets	1,888	2,473
Other	2,208	347
Net cash used in investing activities	(115,089)	(131,841)

Cash flows from financing activities
Proceeds from long-term debt	35,666	164,681
Net proceeds from short-term borrowings	33,201	44,429
Capital increase - non-controlling interests	333	—
Dividends paid - non-controlling interests	(13,439)	(13,316)
Net payments of financial liabilities	(44,662)	(32,702)
Principal payments on long-term debt	—	(625,500)
Other	(2,000)	(825)
Net cash provided by (used in) financing activities	9,099	(463,233)

Net increase (decrease) in cash and cash equivalents, and restricted cash	40,624	(517,864)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(16,807)	28,707
Cash and cash equivalents, and restricted cash at the beginning of the period	511,777	1,305,430
Cash and cash equivalents, and restricted cash at the end of the period	535,594	816,273

Supplemental Cash Flow Information:
Interest paid	(183,777)	(227,356)
Income taxes paid	(18,835)	(13,691)

International Game Technology PLC

Net Debt

($ thousands)

Unaudited

	March 31,	December 31,
	2019	2018

4.125% Senior Secured Notes due February 2020 (2)	—	499,167
4.750% Senior Secured Notes due March 2020 (2)	—	438,252
5.500% Senior Secured Notes due June 2020 (1)	27,482	27,519
6.250% Senior Secured Notes due February 2022 (1)	1,476,655	1,469,609
4.750% Senior Secured Notes due February 2023 (2)	947,070	964,730
5.350% Senior Secured Notes due October 2023 (1)	60,961	60,983
3.500% Senior Secured Notes due July 2024 (2)	556,740	567,179
6.500% Senior Secured Notes due February 2025 (1)	1,088,769	1,088,385
6.250% Senior Secured Notes due January 2027 (1)	742,843	742,667
Senior Secured Notes, long-term	4,900,520	5,858,491

Revolving Credit Facilities due July 2021 (1) (2)	439,920	413,381
Term Loan Facilities due January 2023 (2)	1,314,580	1,705,395
Long-term debt, less current portion	6,655,020	7,977,267

4.125% Senior Secured Notes due February 2020 (2)	490,198	—
4.750% Senior Secured Notes due March 2020 (2)	431,210	—
Term Loan Facilities due January 2023 (2)	359,520	—
Current portion of long-term debt	1,280,928	—

Short-term borrowings	67,969	34,822
Total debt	8,003,917	8,012,089

Less: Cash and cash equivalents	290,359	250,669

Net debt	7,713,558	7,761,420

(1) U.S. dollar-denominated debt

(2) Euro-denominated debt

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

Unaudited

	For the three months ended
	March 31,
	2019	2018

Net income (loss)	80,495	(64,504)
Provision for income taxes	52,692	60,505
Non-operating expenses	44,965	200,994
Depreciation	105,331	98,087
Amortization	68,084	68,392
Service revenue amortization	52,289	56,650
Stock-based compensation expense	9,590	14,178
Other	3,227	1,854
Adjusted EBITDA	416,673	436,156

Cash flows from operating activities	146,614	77,210
Capital expenditures	(119,185)	(134,661)
Free Cash Flow	27,429	(57,451)

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Q1 2019	Adjustments			Q1 2019
	As	Purchase	Foreign		As
	Reported	Accounting	Exchange	Other	Adjusted

Total revenue	1,144,916	(178)	—	—	1,144,738

Cost of services	595,327	(18,775)	—	—	576,552
Cost of product sales	100,185	(3,869)	—	—	96,316
Selling, general and administrative	205,134	(26,078)	—	(3,297)	175,759
Research and development	66,118	(220)	—	—	65,898
Total operating expenses	966,764	(48,942)	—	(3,297)	914,525

Operating income	178,152	48,764	—	3,297	230,213

Interest expense, net	(103,069)	25	—	—	(103,044)
Foreign exchange gain, net	58,602	—	(58,602)	—	—
Other expense, net	(498)	—	—	—	(498)
Total non-operating expenses	(44,965)	25	(58,602)	—	(103,542)

Income before provision for income taxes	133,187	48,789	(58,602)	3,297	126,671

Provision for income taxes (a)	52,692	11,690	(3,090)	804	62,096

Net income	80,495	37,099	(55,512)	2,493	64,575

Less: Net income attributable to non-controlling interests	40,241	25	—	—	40,266

Net income attributable to IGT PLC	40,254	37,074	(55,512)	2,493	24,309

Net income per common share - diluted	0.20				0.12
Weighted-average shares - diluted	204,742				204,742

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Q1 2018	Adjustments			Q1 2018
	As	Purchase	Foreign		As
	Reported	Accounting	Exchange	Other	Adjusted

Total revenue	1,206,956	(177)	—	—	1,206,779

Cost of services	618,058	(21,155)	—	—	596,903
Cost of product sales	103,351	(3,869)	—	—	99,482
Selling, general and administrative	217,289	(26,849)	—	(2,071)	188,369
Research and development	71,263	(235)	—	—	71,028
Total operating expenses	1,009,961	(52,108)	—	(2,071)	955,782

Operating income	196,995	51,931	—	2,071	250,997

Interest expense, net	(107,280)	504	—	—	(106,776)
Foreign exchange loss, net	(96,695)	—	96,695	—	—
Other income, net	2,981	(2,185)	—	—	796
Total non-operating expenses	(200,994)	(1,681)	96,695	—	(105,980)

(Loss) income before provision for income taxes	(3,999)	50,250	96,695	2,071	145,017

Provision for income taxes (a)	60,505	11,910	2,646	552	75,613

Net (loss) income	(64,504)	38,340	94,049	1,519	69,404

Less: Net income attributable to non-controlling interests	38,642	25	—	—	38,667

Net (loss) income attributable to IGT PLC	(103,146)	38,315	94,049	1,519	30,737

Net (loss) income per common share - diluted	(0.51)				0.15
Weighted-average shares - diluted (b)	203,597				204,171

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘19	Q1 ‘18	FX	Period Ended March 31	Q1 ‘19	Q1 ‘18	Change
Gaming
Total revenue	515	563	-5%	Installed base units (end of period)
Gaming services	380	422	-6%	Casino	33,379	36,100	-7.5%
Terminal	275	317	-9%	VLT - Government sponsored (ex-Italy)	19,218	18,038	6.5%
Other	105	105	3%	VLT - Italy supplier (B2B)	7,847	8,425	-6.9%
Product sales	135	141	-2%	Total installed base units	60,444	62,563	-3.4%
Terminal	99	80	25%	Yield (average gross revenue per unit per day)	$27.19	$27.72	-1.9%
Other	37	61	-38%
				Additional Italian network details:
Lottery
Total revenue	532	546	1%	VLT - Operator (B2C)	10,995	10,931	0.6%
Lottery services	514	527	2%	AWP	40,746	51,315	-20.6%
FMC	481	491	2%
Instant ticket & draw games	478	500	1%	Machine units shipped
Other services	4	(9)	NM	New/expansion	1,864	1,115	67.2%
LMA	32	36	-10%	Replacement	5,137	4,713	9.0%
Product sales	18	19	0%	Total machines shipped	7,001	5,828	20.1%

Other
Total revenue	98	98	8%	Global lottery same-store revenue growth
Service revenue	98	98	8%	Instant ticket & draw games			4.7%
Product sales	0	0	9%	Multistate jackpots			-7.6%
				Total lottery same-store revenue growth (ex-Italy)			3.1%
Consolidated
Revenue	1,145	1,207	-1%	Italy lottery revenue growth			3.2%
Operating Income:
Segment total	285	302	-1%
Purchase accounting	(49)	(52)	6%
Corporate support	(58)	(53)	-15%
Total	178	197	-4%